                                                      Registration No. 333-01327
                                       Filed Pursuant to Rules 424(b)(3) and (c)


                Prospectus Supplement dated October 21, 1997 to
                       Prospectus dated August 12, 1997,
       as supplemented by a Prospectus Supplement dated October 10, 1997

For the quarter ended September 30, 1997, net income from continuing operations of Waste Management, Inc. (the "Company") was $172 million, or $0.38 per share, compared with $240 million, or $0.49 per share, for the same quarter of 1996. Earnings for the third quarter of 1996 were benefited by certain non-recurring items including gains on sales of divested operations, income from settlement of claims against insurance carriers and lower depreciation and casualty claim expense. Revenue in the third quarter of 1997 was $2.4 billion, approximately the same as the year-earlier quarter.

Net income from continuing operations for the first three quarters of 1997 was $531 million, or $1.13 per share, versus $638 million, or $1.30 per share, for the same period a year earlier. Nine-month results for 1997 include the impact of the Company's share ($10.4 million, or $.02 per share) of a second-quarter special charge recorded by OHM Corporation, in which the Company has a 37-percent equity interest. Revenue in the first nine months of 1997 was $6.9 billion, approximately the same as a year earlier.

Results in the Company's North American solid waste services business were slightly aided in the third quarter of 1997 by an improvement in recycled commodity prices, although the total volume of recycled material declined to 800,000 tons primarily due to the divestiture of the Company's Canadian operations in the second quarter.

In the third quarter of 1997, capital spending was $236 million (excluding acquisitions), compared with $277 million in the quarter a year earlier. For the first nine months of 1997, capital spending (excluding acquisitions) was $605 million compared with $855 million in the prior year. Capital spending for 1997 was budgeted at $900 million.

In the third quarter and first nine months of 1997, respectively, the Company generated approximately $202 million and $266 million in cash flow from operations, net of capital expenditures and dividends. In addition, year to date in 1997 the Company has generated approximately $1.3 billion in proceeds from asset divestitures.

The Company did not repurchase shares of its stock in the third quarter of 1997. The Company's total number of shares outstanding at the end of the third quarter of 1997 was approximately 455 million.

Tables of the Company's Consolidated Statements of Income for the three months and nine months ended September 30, 1997 follow.

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    FOR THE THREE MONTHS ENDED SEPTEMBER 30

                                  (Unaudited)

                   (000's omitted except per share amounts)

                                                1996 *       1997
                                                ----         ----

REVENUE                                      $2,372,746   $2,351,189
                                             ----------   ----------

 Operating expenses                          $1,630,518   $1,674,910

 Selling and administrative expenses            240,383      256,291

 Interest expense                                89,948       98,477

 Interest income                                 (4,999)      (6,201)

 Minority interest                               32,155       30,435

 Sundry income, net                             (23,540)      (6,920)
                                             ----------   ----------

 Income from continuing operations
  before income taxes                        $  408,281   $  304,197

 Provision for income taxes                     168,117      132,096
                                             ----------   ----------

 Income from continuing operations           $  240,164   $  172,101

 Income from operations of discontinued
  businesses, less applicable income taxes
  and minority interest of $5,623 in 1996         5,042           --
                                             ----------   ----------


NET INCOME                                   $  245,206   $  172,101
                                             ==========   ==========

AVERAGE COMMON AND COMMON
 EQUIVALENT SHARES OUTSTANDING                  490,693      455,945
                                             ==========   ==========

EARNINGS PER COMMON AND COMMON
 EQUIVALENT SHARE

Continuing operations                             $0.49        $0.38
Discontinued operations                            0.01           --
                                                  -----        -----

 NET INCOME                                       $0.50        $0.38
                                                  =====        =====

* Certain amounts have been restated to conform to 1997 classifications.

                    WASTE MANAGEMENT, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                  (Unaudited)

                   (000's omitted except per share amounts)

                                                1996 *       1997
                                                ----         ----
REVENUE                                      $6,848,219   $6,876,806
                                             ----------   ----------

 Operating expenses                          $4,744,622   $4,860,742

 Selling and administrative expenses            732,934      740,620

 Interest expense                               278,045      296,762

 Interest income                                (17,660)     (28,079)

 Minority interest                               90,756       86,511

 Sundry income, net                             (62,254)      (7,568)
                                             ----------   ----------

 Income from continuing operations
  before income taxes                        $1,081,776   $  927,818

 Provision for income taxes                     443,699      397,281
                                             ----------   ----------

 Income from continuing operations           $  638,077   $  530,537

 Income from operations of discontinued
 businesses, less applicable income taxes
 and minority interest of $16,364 in 1996        15,349           --
                                             ----------   ----------

NET INCOME                                   $  653,426   $  530,537
                                             ==========   ==========

AVERAGE COMMON AND COMMON
 EQUIVALENT SHARES OUTSTANDING                  491,712      468,980
                                             ==========   ==========

EARNINGS PER COMMON AND COMMON
 EQUIVALENT SHARE

Continuing operations                             $1.30        $1.13
Discontinued operations                            0.03           --
                                                  -----        -----

 NET INCOME                                       $1.33        $1.13
                                                  =====        =====

* Certain amounts have been restated to conform to 1997 classifications.

                                     ####